May 2, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (770) 804-0509

Mr. Paul Kelly
President
NB Telecom, Inc.
Saxonburg, Pennsylvania 16056

> **Re:** **NB Telecom, Inc.**
> **Amendment Number Three to Registration Statement on Form SB-2**
> **Filed on April 11, 2007**
> **File Number 333-134073**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Change in Control of USIP, page 15

1.   Please tell us why you state that as of September 6, 2006 the company's total issued and outstanding shares of common stock was 49,643,222 while the shares at December 31, 2006 are presented as 49,632,222 in the capitalization table and there is no share issuance reflected in the statement of stockholders' equity.

Management Discussion and Analysis, page 22

2.   We note that you deleted the disclosure for the year ended December 31, 2005 compared to the year ended December 31, 2004; however, Item 303 of Regulation S-B requires discussing your "financial condition, changes in financial condition and results of operations for each of the last two fiscal years." Please

revise accordingly.

Major Customers, page 27

3.   Please revise to update your disclosure for the year 2006.

Executive Compensation, page 28

4.   Please refer to the revisions to executive compensation under Items 402, 404 and
407 of Regulation S-B and revise to update the executive compensation table to
the December 31, 2006 period.

Financial Statements
Report of Independent Registered Public Accountants, page F-1

5.   Please revise to refer to the restated financial statements for December 31, 2005
and provide a note to the financial statements to state the basis of the restatement.
Refer to SFAS 154 for additional guidance.

General

6.   In addition to our comment above, please label the financial statements as restated
for the year ended December 31, 2005. Further, delete the label of the balance at
December 31, 2006 presented in the statement of stockholders' equity as
unaudited on page F-6.

Notes to the Financial Statements
Note 1 - Nature of Business and Summary of Significant Accounting Policies
Expense Allocation, page F-9

7.   You state that the company was spun-off on September 6, 2006. This statement
contradicts the Spinoff Date of August 24, 2006 and your statement that the
spinoff has not yet occurred. Please revise to clarify.

Note 9 - Going Concern Considerations, page F-12

8.   Please revise the current ratio to reflect the information presented in the financial
statements.

Note 10 - Merger and Spinoff, page F-13

9.   The staff notes that you state that effective March 28, 2006, the company, then
known as NB Payphones, Ltd., a Pennsylvania corporation, merged into NB
Telecom, Inc., a Nevada corporation. This statement appears to contradict the

disclosure appearing on page F-8 (Note 1 – Organization) which states the company's migration on December 1, 2005. Please revise to clarify.

Item 27. Exhibits

10. We note that you restrict the opinion of Exhibit 8.1 to NB Telecom, Inc. and that you do not include shareholders. Please revise the opinion to avoid limiting reliance by person.

11. We note your sentence in Exhibit 8.1 about the description of the transaction being accurate summaries in all material respects. It appears that you concentrate on the accuracy of the prospectus disclosure as opposed to the consequences. Please revise to clarify.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker, Senior Counsel, at (202) 551-3422 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian N. Windsor
Special Counsel

cc: Richard W. Jones, Esq.
        Buker, Jones & Haley
        115 Perimeter Center Place – Suite 170
        Atlanta, GA 30346-1238